Via facsimile and US Mail
Mail Stop 03-09							November 3, 2004




James Nian Zhan, Secretary
Kiwa Bio-Tech Products Group Corporation
17700 Castleton Street, Suite 589
City of Industry, California 91748


Re:	Kiwa Bio-Tech Products Group Corporation
	Amendment No. 1 to Registration Statement on Form SB-2
	File No. 333-117868, filed October 8, 2004

Dear Mr. Zhan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note your response to comment 1 and reissue the comment in part.
Please update the amount of the loans you have outstanding with the local People`s Republic of China government as of a more recent date.
At present, the date is as of March 31, 2004.


Cover Page

2. We note your response to comment 4 and reissue the comment.
Your
cover page still contains too many details. Please limit the information in the cover page that is required by Item 501 of Regulation SB. For example, please revise the cover page to delete the fourth and fifth sentences of the second paragraph beginning
"All
costs associated . . . .;" and the paragraph beginning with "The
selling stockholders consist . . . ."   Please revise your cover
page
accordingly.

Table of Contents, page iv

3. Please remove the last paragraph on this page to somewhere after the Risk Factor section.

Risk Factors

4. We note your statement in the introductory paragraph of the risk factor section providing, "[a]dditional risks and uncertainties not presently known to us, or that are not currently believed to be important to you, if they materialize, also may adversely affect us."
Please eliminate this sentence as it implies that there are other risks that the investor should consider before investing in your company when the risk factor section should list all of the risks key to an investment decision.

"Investors may not be able to adequately evaluate our business due to
our . . . .," page 3

5. We note your response to comment 18 and your revised disclosure.
Please revise your subheading to reference your auditors` going concern opinion about the Company.

6. Please discuss how long you anticipate remaining operational given your current financial resources and expenses.

"Our operating results may fluctuate significantly, which may result
in  . . . .," page 4

7. Please explain why you expect the second and third quarters to be stronger than the first and fourth quarters. Please also provide similar disclosure in your Business section.

"We depend on a few customers for a significant portion of our revenue," page 9

8. We note your response to comment 15. To the extent any of the three major customers constituted individually or with affiliates more than 10% of your revenue, you should identify them. Please advise us or revise your disclosure accordingly.

9. In addition, please indicate if you maintain any agreements with any of these customers. If so, please file them as agreements as to your registration statement. Please also describe in your Business section the material terms of this agreement, including the termination date of the agreement.

"Our success depends in part upon our ability to retain and recruit key personnel," page 5

10. We note your response to comment 28. Please file these employment agreements as exhibits. In addition, in the section entitled
Executive Compensation or some other appropriate place in the document, please expand the discussion of the employment agreements and describe all the material terms of these agreements, including any restrictive covenants and obligations.

"We may not be able to access sufficient under the equity line of credit . . . .," page 13

11. In response to comment 50, you supplementally indicated that you may avoid issuing shares to Cornell Capital under certain circumstances. Please revise this risk factor to disclose those circumstances you described to us.

Use of Proceeds, page 14

12. We note your response to comment 50 and your supplemental response. Please revise your disclosure to include the response you provide us regarding the increase in general administrative and operation expenses and why the greater proceeds may likely result in you incurring a greater amount of such expenses.

Equity Line of Credit

	Summary, page 16

13. We note your response to our prior comment 62 and your supplemental response. Please revise your disclosure in this section and elsewhere in the prospectus to provide that you will be receiving
95% of the defined market price of the common stock from each advance.


14. We note your response to comment 65 and your revised disclosure.
In your response to comment 50, you supplementally indicated that under certain circumstances you were able to avoid issuing the shares to Cornell Capital. Please provide similar disclosure in this section.

Description of Business, page 29

15. We note your statement that in connection with your acquisition of a patent right, the China Agricultural University has agreed to provide "free research and technology support services" if you determine to use the patent to produce commercial products. Based on your disclosure that you intend to introduce in the markets in early
2005 certain products stemming from this patent, please disclose what specific research and technology support services the University will provide you. In addition, please disclose when such services would commence.

16. In addition, please expand your description of the agreement with the China Agricultural University to describe any material rights and obligations pursuant to the agreement, including whether you have any recourse if the University does not provide the "free research and technology support services" you are entitled to.

Management`s Discussion and Analysis or Plan of Operation, page 31

17. Refer to your response to comment 77. Please explain to us what you mean by "...accounts receivable will be high based on clients for whom we make quarterly shipments immediately subsequent to the close to the quarter." That sounds like you recognized the receivable and presumably the revenue before delivery and passage of title.

18. Refer to your response and revised disclosure for our prior comment 78. It appears that you will use April 12, 2004 as the measurement date for valuing the 1,000,000 shares that will be issued for the patent and results in a value of $630,000 when you record the acquisition of the patent. Please tell us how April 12, 2004 meets the criteria in Issue 1 in EITF 96-18.

19. Refer to your response to our prior comment 79. We note your expanded discussion relating to agricultural policy, fiscal and monetary policy foreign investment policy and foreign exchange policy.
However, we were unable to locate where you discussed the related impact of these policies on the Company`s liquidity and capital resources, as requested in our original comment. Please refer back to our previous comment 79 and provide this disclosure or tell us where it is located in the filing.

Liquidity and Capital Resources, pages 38-39

20. Please revise to disclose the number of shares of common stock, based on your currently outstanding shares, that you could issue to
Cornell given the 9.9% restriction discussed on page 18 and the maximum amount of proceeds that would result based on the current price of your stock. Consider additional revisions elsewhere in the filing as appropriate, particularly the Use of Proceeds section, that portrays issuance of a number of shares that would appear to far exceed 9.9%.

21. We note your responses to comment 83 and reissue the comment in part. Please file the loan agreements as exhibits to your registration statement. To the extent filing would be impracticable or not necessary, please supplementally explain to us the reasons.

Compensation of Directors, page 44

22. We note your response to our prior comment 88 and request that you further clarify your disclosure of the compensation arrangements with your directors, both employee directors and non-employee directors.
For example, please revise your disclosure to provide information regarding director compensation arrangements prior to 2004, and include amount and type of compensation, as well as any plans for director compensation in current and future periods.

Condensed Consolidated Financial Statements

Statement of Operations, F-4

23. Please include the accretion of beneficial conversion and the charge at the time of conversion for the amount not yet accreted within interest expense as required by EITF 98-5 and 00-27.

Note 5. Convertible Note Payable, pages F-15 and F-16

24. Refer to your response to comment 90. Please label the financial statements in the amended Forms 10-QSB for the quarters ended
March 31
and June 30, 2004 as "restated" and provide corresponding footnote disclosure as required by paragraph 37 of APB 20. Provide similar disclosures in Form SB-2.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Once all issues are resolved, we will act upon any request for acceleration of the effective date of the Form SB-2 and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Jennifer Rawert, Attorney Adviser at (202)
824-
5309, Song Brandon at (202) 942-2831 or me at (202) 942-1840 with any
questions related to the comments above or other related matters.

							Sincerely,



							Jeffrey Riedler
						Assistant Director


cc:	V. Joseph Stubbs, Esq.
	Ryan Azlein, Esq.
	Stubbs Alderton & Markiles, LLP
	   15821 Venture Boulevard, Suite 525
	   Encino, California  91436
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James Nian Zhan, Secretary
Kiwa Bio-Tech Products Group Corporation
November 3, 2004
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